UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

Dejour Enterprises Ltd.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 1100, 808 West Hastings, Vancouver, British Columbia, Canada  V6C 2X4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report.                                                             15,795,962

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 42

#

Dejour Enterprises Ltd.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Part I                                                     Page

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	40
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	41
Item 15.	Controls and Procedures	41
Item 16.	Reserved	41
Item 16A.	Audit Committee Financial Expert	41
Item 16B.	Code of Ethics	41
Item 16C.	Principal Accountant Fees and Services	41
Item 16D.	Exemptions from the Listing Standards for Audit Committee	41
Item 16E.	Purchases of Equity Securities by the Company and Affiliated Purchasers	41

Part III

Item 17.	Financial Statements	41
Item 18.	Financial Statements	42
Item 19.	Exhibits	42

#

INTRODUCTION

Dejour Enterprises Ltd. (“Dejour or the “Company””) was incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on a one (1) new for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one for three share consolidation which became effective on October 1, 2003.

The authorized capital of Dejour consists of three classes of shares: an unlimited number of common shares; an unlimited number of preferred shares designated as First Preferred Shares, issuable in series; and an unlimited number of preferred shares designated as Second Preferred Shares, issuable in series. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

The First Preferred Shares have priority over the Common Shares and the Second Preferred Shares with respect to the payment of dividends and in the distribution of assets in the event of a winding up of Dejour. The Second Preferred Shares have priority over the Common Shares with respect to dividends and surplus assets in the event of a winding up of Dejour.

BUSINESS OF DEJOUR ENTERPRISES LTD.

Dejour Enterprises Ltd. is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on the Company’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information,

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 5/1/2005 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name	Age	Date First Elected of Appointed
Charles A. Hodgkinson (2)	52	October 31, 2003
Douglas W. Cannaday (1)(3)	52	July 14, 2004
Lloyd A. Clark (4)	73	February 7, 2005
Robert L. Hodgkinson (1)(5)	55	May 18, 2004
Archibald J. Nesbitt (1)	56	November 24, 2004

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

38 Hansen Road South in Brampton, ON L6W 3H4

(3)

Suite 1100, 808 West Hastings Street, Vancouver, B.C. Canada V6C 2X4

(4)

2091 206th Street, Langley, B.C. Canada V6Z 2A4

(5)

Suite 1100, 808 West Hastings Street, Vancouver, B.C. Canada V6C 2X4

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 5/1/2005, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name and Position	Age	Date of First Appointment

Douglas W. Cannaday, President & COO	52	December 15, 2005
Robert L. Hodgkinson, Chairman & CEO	55	December 15, 2005
Mathew H. Wong, Corporate Secretary and Chief Financial Officer	30	July 14, 2004

______________________________________________________________________________

______________________________________________________________________________

Mr. Hodgkinson’s business functions, as Chairman and CEO of the Company, include overall supervision of all officers and consultants, strategic planning and business development and operations.

Mr. Cannaday’s business functions, as President and COO of the Company, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Mr. Wong’s business functions, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Mr. Wong may delegate all or part of his duties as Corporate Secretary to a nominee from time to time.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

                             Dumoulin & Black

                             Contact: David Black

                             595 Howe Street

                             Suite 1000

                             Vancouver, B.C. V6C 2X4 Canada

                             Telephone: 604-687-1224

The Company’s Bank is:       Canadian Imperial Bank of Commerce

                             400 Burrard Street

                             Vancouver, B.C. V6C 3A6 Canada

                             Telephone: 604-267-0080

1.C Auditors

The Company’s auditor is:    Dale Matheson Carr-Hilton LaBonte

                             Suite 1700, 1140 West Pender Street

                             Vancouver, B.C. Canada V6E 4G1

                             Telephone: 604-687-4747

                             Facsimile: 604-687-4216

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004/2003/2002 ended December 31st was derived from the audited financial statements of the Company.  Labonte & Co., independent Chartered Accountant, was the Company’s auditor for fiscal years 2000, 2001 and 2002.  On January 1, 2004, Labonte & Co. merged with Dale Matheson Carr-Hilton and formed Dale Matheson Carr-Hilton LaBonte.  As a result of the merger, Dale Matheson Carr-Hilton LaBonte was the Company’s auditor for fiscal years 2003 and 2004.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($392)	($76)	($221)	($1,891)	($3,685)
Basic Income (Loss) Per Share	($0.04)	($0.02)	($0.09)	($0.10)	($2.16)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	9,856	3,791	2,365	1,872	1,706
Period-end Shares	15,796	9,596 (2)	7,095	1,872	1,872

Working Capital	$1,580	$119	($148)	($108)	$393
Mineral Properties	Nil	Nil	Nil	Nil	$188
Long-Term Debt	Nil	Nil	$380	$380	Nil
Capital Stock	$2,727	$880	$157	$57	$13,800
Shareholders’ Equity (Deficit)	($1,153)	($761)	($685)	($464)	($12,411)
Total Assets	$1,631	$132	$27	$111	$1,519

US GAAP
Net Loss	($392)	($76)	($221	N/A	N/A
Loss Per Share	($0.04)	($0.02)	($0.09)	N/A	N/A
Mineral Properties	Nil	Nil	Nil	N/A	N/A
Shareholders’ Equity	($1,153)	($761)	($685)	N/A	N/A
Total Assets	$1,631	$132	$27	N/A	N/A

Note: The above figures were adjusted for 1:15 and 1:3 share consolidations in 2001 and in 2003 respectively.

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent seven months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

#

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

April 2005		1.26	1.21	1.26
March 2005		1.24	1.20	1.21
February 2005		1.26	1.23	1.23
January 2005		1.24	1.20	1.24
December 2004		1.24	1.19	1.20
November 2004		1.23	1.18	1.18

Three Months Ended 3/31/2005	1.23	1.26	1.20	1.21
Three Months Ended 3/31/2004	1.33	1.34	1.26	1.31

Fiscal Year Ended 12/31/2004
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 12/31/2004.  Subsequently, Dejour has completed three private placements, which increased the number of outstanding shares from 15,795,962 to 25,728,058.

Table No. 5

Capitalization and Indebtedness

As of May 1, 2005

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
15,795,962 shares issued and outstanding	$2,726,819
Contributed Surplus	$6,131
Retained Earnings (deficit)	($1,153,209)
Net Stockholders’ Equity	$1,579,741
TOTAL CAPITALIZATION	$2,732,950

Stock Options Outstanding (At 5/1/2005):	1,794,192
Warrants Outstanding (At 5/1/2005):	5,794,232
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Pertaining to the Company:

Cumulative Unsuccessful Exploration Efforts By Dejour Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Dejour in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Dejour having to cease operations. Management feels that if exploration efforts were unsuccessful for a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the company.

Dejour Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Dejour has an interest or the concessions in which Dejour has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If Dejour does not ultimately find a body of ore, it would have to cease operations. As stated above, management believes that if reserves are not defined on any of the properties on which Dejour has an interest after a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the Company.

Dejour Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss, as of the latest fiscal year end, since the Company’s inception of the development stage, according to U.S. GAAP, is ($1,153,209).  The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Dejour currently has 1,794,192 share purchase options outstanding and 5,881,357 share purchase warrants outstanding.  In addition, the Company has granted options to Agents to purchase 717,692 Units at $0.70.  Each unit consists of one common share and half of one warrant, exercisable at $0.85 per share before March 17, 2007.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 25,728,058(as of 5/1/2005) to 34,480,145.  This represents an increase of 30% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant/Agents Options Could Adversely Affect Dejour’s Stockholders

Because the success of Dejour is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 1,794,192 share purchase options outstanding, which, if exercised, would result in an additional 1,794,192 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Dejour Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Company Could Be In An Amount Great Enough to Force Dejour to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Dejour to cease operations. If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Dejour and Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Dejour is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Dejour’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Dejour’s growth will depend, on the efforts of its Senior Management, particularly its President, Douglas Cannaday, its Chairman, Robert Hodgkinson and its Corporate Secretary and Chief Financial Officer Mr. Mathew Wong.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Dejour.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private Company”, Dejour is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Risks Pertaining to the Industry

Mineral Prices May Not Support Corporate Profit for Dejour:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale.  If a profitable market does not exist, Dejour could have to cease operations.

Operating Hazards and Risks Associated with the Exploration-stage Mining Industry Could Result in Dejour Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Dejour may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Dejour to cease operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company’s executive office is located at:

   Suite 1100, 808 West Hastings Street

   Vancouver, British Columbia, Canada V6C 2X4

   Telephone: (604) 638-5050

   Facsimile: (604) 638-5051

   Website: www.dejour.com

   Email: rlh@dejour.com or mhw@dejour.com

The contact person is: Mr. Robert L. Hodgkinson, Chairman and Chief Executive Officer or Mr. Mathew H. Wong, Chief Financial Officer and Corporate Secretary.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol: “DJE”.

The authorized capital of Dejour consists of three classes of shares: an unlimited number of common shares; an unlimited number of preferred shares designated as First Preferred Shares, issuable in series; and an unlimited number of preferred shares designated as Second Preferred Shares, issuable in series. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

The First Preferred Shares have priority over the Common Shares and the Second Preferred Shares with respect to the payment of dividends and in the distribution of assets in the event of a winding up of Dejour. The Second Preferred Shares have priority over the Common Shares with respect to dividends and surplus assets in the event of a winding up of Dejour.

As of December 31, 2004 there were 15,795,962 common shares issued and outstanding. As of December 31, 2004 there were no First Preferred Shares and no Second Preferred Shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Dejour Enterprises Ltd. (“Dejour or the “Company””) was incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on a one (1) new for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one for three share consolidation which became effective on October 1, 2003.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

________________________________________________________________________________ ___________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2000	Private Placements (1)	10,000,000	$1,500,000
	Exercise of Warrants (1)	2,882,000	$576,400
	Investment in Securities (2)	2,000,000	$1,080,000
Fiscal 2001	None
Fiscal 2002	Private Placement (3)	1,480,000	$99,900
Fiscal 2003	Private Placement (4)	2,000,000	$200,000
	Shares Issued for Settlement of Debt (5)	5,230,925	$523,092
Fiscal 2004	Private Placement (6)	6,000,000	$1,796,760
	For bridge loan financing fee (7)	200,000	$50,000
Fiscal 2005 to date	Private Placement (8)	8,076,923	$5,249,999
	Private Placement (9)	$1,000,000	$500,000
	Private Placement (10)	650,000	$325,000

(1)

During the year ended December 31, 2000, Dejour completed two private placements. Each private placement consisted of 5,000,000 units and each unit consisted of one common share and one common share purchase warrant which entitled the holder to purchase an additional common share at a price of $0.20. During the year, 2,882,000 common share purchase warrants from the first private placement were exercised and the remaining 2,118,000 expired. The 5,000,000 common share purchase warrants from the second private placement expired in December 2001.

(2)

On December 14, 2000, Dejour announced that it had completed the purchase of 786,190 common shares of a company called Instantdocuments.com, Inc. Dejour paid for these shares by issuing 2,000,000 of its common stock, which had a deemed value of $1,080,000. (Dejour subsequently wrote off its entire interest in Instantdocuments.com, Inc. as disclosed later in this document.)

(3)

In January 2002, Dejour completed a private placement of 1,480,000 units at a price of $0.675 per unit for total proceeds of $99,900. Each unit consisted of one common share and one share purchase warrant which entitled the holder to purchase one additional common share at a price of $0.10 per share. All of these share purchase warrants expired without being converted into common shares.

(4)

In October 2003, Dejour completed a private placement of 2,000,000 common shares at a price of $0.10 per common share.

(5)

In October 2003, management negotiated shares for debt settlements with a majority of the Company's debt holders and creditors. The policies of the TSX Venture Exchange required disinterested shareholder approval for a shares for debt settlement, which may result in the creation of a new control position. The Company negotiated a shares for debt settlement of $523,093 in debt at a price of $0.10 for each post-consolidated share issued for an aggregate share issuance of 5,230,925 post-consolidation shares. The shares for debt transaction was approved by disinterested shareholders at the annual meeting held on May 5, 2003 and was subsequently also approved by the TSX Venture Exchange.

(6)

In December 2004, the Company issued 3,000,000 flow-through common shares at $0.35 per share, and 3,000,000 common shares units at $0.30 per unit. Each unit consisted of one common share and one half of a flow-through share purchase warrant, exercisable at $0.45 per share by December 31, 2005. As at December 31, 2004, 1,500,000 share purchase warrants were outstanding. Proceeds from the exercises of flow-through warrants can only be spent on Canadian Exploration Expenditures (“CEE”), as defined in the Income Tax Act. Net proceeds from the issuance of flow-through common shares were $966,000, after a finder’s fee of $84,000. Net proceeds from the issuance of common share units were $830,760, after a finder’s fee of $69,240.  The shares issued in this private placement had a hold period until April 18, 2005.

(7)

In December 2004, Dejour issued 200,000 shares at a deemed value of $0.25 to a company controlled by Robert Hodgkinson, the Chairman of the Company, as part of the consideration for a $250,000 bridge loan that he made to the Company.  The shares issued had a hold period until April 8, 2005.

(8)

In March 2005, pursuant to the terms of this private placement, 8,076,923 units (the “Units”) were sold to subscribers at a price of $0.65 cents per Unit. Each Unit consists of one common share and one half of one transferable common share purchase warrant (each whole share purchase warrant, a “Warrant”). Each Warrant is exercisable into one additional common share of the Corporation at an exercise price of $0.80 per common share until March 17, 2007.  The Agent was paid a commission in a combination of cash and 174,253 Units, totaling 7.0% of the gross commission eligible proceeds raised. The Agent has also received a corporate finance fee in a combination of cash and 11,538 Units totaling $16,050. In addition, the Agent has received compensation options to purchase up to 717,692 Units at $0.70 per unit. Each unit consists of one common share and one half of one non-transferable common share purchase warrant. Each whole warrant will be exercisable into one common share until March 17, 2007, at an exercise price of $0.85.

(9)

The shares issued thru this private placement all had a hold period until May 19, 2005. The finder’s fees associated with this financing included $22,500 in cash and 200,000 warrants to purchase additional common shares at a price of $0.65 per common share until September 30, 2005. The finder’s fees associated with this financing were paid to Woodstone Capital Inc. and Haywood Securities Inc.

(10)

The shares issued thru this private placement all had a hold period until May 19, 2005. The finder’s fees associated with this financing consisted of $14,625 in cash and 50,000 warrants to purchase additional common shares at a price of $0.65 per common share until September 30, 2005. The finder’s fees associated with this financing were paid to Rainwalker Management Ltd.

Capital Expenditures

Fiscal Year

Fiscal 2000	Less than $500.00
Fiscal 2001	$272,936 (1)
Fiscal 2002	$12,614 (1)
Fiscal 2003	Nil
Fiscal 2004	$102,017 (2)
Budget 2005	1,800,000

(1)

These funds are related to the Turtle Bayou #16 oil well located in Terrebonne Parish, Louisiana. The funds consisted of acquisition costs and drilling costs. Dejour management determined that this well was not commercially viable and it was subsequently written off.

(2)

These funds are related to acquisition and exploration costs pertaining to the Golden Prairie Prospect property. Based on the unfavorable results of the exploratory drilling, Dejour management decided to write off its investment in this property.

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

The Company’s principal business since its incorporation has been the acquisition and exploration of natural resource properties.

From inception in March 1968 to February 1999, Dejour had been mainly engaged in the acquisition and exploration of mineral resource properties.  In February 1999, Dejour shifted its efforts away from the mineral exploration industry and became involved in a start-up technology company called iSecuritas.

iSecuritas was located in Dallas, Texas. The business of the company was offering its customers secure same day document delivery over the Internet along with the development and implementation of digital signature encryption. Dejour’s involvement in this company consisted of assisting in fund raising. Dejour’s efforts primarily included investment in iSecuritas and by December 14, 2000 its equity interest was 51.8%. The table below summarizes the actions of Dejour relating in iSecuritas:

Date	Action of Dejour

02/16/1999	Acquisition of a convertible note in iSecuritas in the amount of U.S.$250,000.
04/14/1999	Purchase by Dejour of an additional 1,500,000 common shares of iSecuritas.
01/26/2000	Dejour converted the note, which it acquired on 2/16/1999 into common shares of iSecuritas. After the conversation, Dejour owned 4,279,166 common shares of iSecuritas.
11/14/2000	Dejour acquired an additional 620,143 common shares of iSecuritas.
12/14/2000	Dejour acquired an additional 786,190 common shares of iSecuritas.

iSecuritas was unable to attract additional investment capital and as a result shut down its business operations. At December 31, 2001 Dejour wrote off its equity investment in iSecuritas and recorded a US$50,000 impairment provision on a US$100,000 secured note that it held from iSecuritas.

On July 13, 2001 the shares of Dejour were suspended from trading on the Toronto Stock Exchange because the Toronto Stock Exchange deemed it an inactive Company. Dejour was deemed an inactive Company because it was not actively engaged in any business activities. The former activities associated with iSecuritas ceased to exist with the failure of that company and Dejour was not active in any other industry. During the period of suspension, the shares of Dejour traded on the TSX Venture Exchange (formerly Canadian Venture Exchange) as an inactive Company.

As part of its efforts to regain the status of an active Company, Dejour reached an agreement on August 21, 2001 to acquire a 50% interest in a private company’s interest in an oil well located Louisiana. The private company, 7804 Yukon, Inc., had a 1.75% working interest in this well. 7804 Yukon, Inc. is wholly owned by Robert Hodgkinson, the current Chairman and COO of the Company, who, at that time was a director of Dejour. On December 18, 2001, the operator of the well announced that after exploratory drilling, the well was deemed to not be commercially viable.

On September 21, 2001, a Special Resolution was passed by Dejour shareholders, which resulted in a consolidation of the Company’s share capital in the amount of one new common share for each fifteen of the old common shares. The legal name of the company was also changed to Dejour Enterprises Ltd. as a result of the Special Resolution.

The only activities that Dejour was involved in during the year ended December 31, 2002 consisted of efforts to regain an active status on the Canadian Venture Exchange. These efforts consisted of raising capital and searching for mineral properties in which it could acquire an interest and subsequently explore. The fund raising efforts consisted of a private placement, which raised $99,900. No mineral properties were acquired during this time.

In early 2003, management decided that in order for the Company to meet the listing requirements of the TSX Venture Exchange the existing debt had to be satisfied and additional capital was required for the Company to operate. The debt was satisfied through the issuance of 5,230,925 common shares of Dejour to the creditors. As described earlier in ITEM 4. INFORMATION ON THE COMPANY, Financings, the Company received shareholder approval to issue these shares in settlement of the debt. The Company also sold 2,000,000 common shares at a price of $0.20 per share. Also, at the annual meeting held on June 6, 2003, the Company received approval for a share consolidation in the amount of one new common share for each three old common shares. Management felt that the consolidation was necessary to attract future investor interest as they felt Canadian investors favored public companies, in the start-up category, which had a small amount of outstanding shares.

The Company applied for conditional approval of a plan of reactivation from the TSX Venture Exchange, which included a listing continuation from inactive status to a ‘Tier 2’ listing on the TSX Venture Exchange.

The plan of reactivation included the Company's proposed acquisition of rights to participate in an oil and gas exploration joint venture, initially targeting 9.25 sections of prospective Jurassic oil lands known as the Golden Prairie Prospect. By the terms of this agreement, Dejour must pay a net 30% cost (approximately $95,000) of drilling the initial test well to earn a net 24.5% APO WI After Pay Out Working Interest). This prospect is located in SW Saskatchewan adjacent to the Alberta border, in the northeast corner of a 20,000 sq. mi. focus area known as the Sweetgrass Arch.

Results of exploratory drilling on the first well in the Golden Prairie Prospect indicated that it was not commercially productive and Dejour wrote its interest down to nominal carrying value, which at December 31, 2004 was $2.

At its option, Dejour can extend the joint venture beyond the Golden Prairie Prospect to subsequently cover some 288 additional sections of prospective oil and gas lands referred to as the Fox Project.

To finance this reactivation and joint venture participation the Company arranged, subject to Exchange approval, an interim $250,000 bridge loan with Hodgkinson Equities Corp., a holding company of an officer, director and control shareholder of the Company. The loan would be for a maximum term of 18 months, pay 8 % interest/annum and include a 20% equity bonus at $0.25 per share. The bridge loan was completed as disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Beginning in early 2005, Dejour began searching for mineral properties that management believed had potential of uranium mineralization. Disclosure pertaining to the mineral properties is found in ITEM 4.D Property, Plant and Equipment.

Dejour is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties.  Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

The Company’s primary source of funds since incorporation has been through the issuance of common shares.

Dejour had a working capital balance of $1,579,739 on 12/31/2004. Subsequently, the Company has completed a number of private placement financings as described in ITEM 4. INFORMATION ON THE COMPANY, Financings, totaling $6,075,000 in gross proceeds. Dejour intends to use its working capital to complete exploration work on the properties in which it has and interest and for general working capital.

Use of Funds for Fiscal 2005/2006

During Fiscal 2005 and Fiscal 2006, respectively, Dejour estimates that it might expend $1,000,000 and $1,300,000 on general/administrative expenses including property evaluation costs prior to acquisition.  During Fiscal 2005 and Fiscal 2006 respectively, the Company estimates that it might expend $1,800,000 and $2,000,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Company anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Company has had no revenue during the past five fiscal years.

At 12/31/2004 and 12/31/2003 Dejour’s assets were all located in Canada.  At 12/31/2002 all of Dejour’s assets were located in Canada.

12/31/2001:    $90,378 – United States

               $20,256 - Canada

12/31/2002:    $27,360 - Canada

12/31/2003:   $131,793 - Canada

12/31/2004: $1,630,840 - Canada

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities, require permits from various Canadian Federal and Provincial governmental.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Dejour Enterprises Ltd. (“Dejour or the “Company””) was incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on a one (1) new for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd.

Dejour has one wholly owned subsidiary, Dejour.com Investment Corp. This company is currently dormant.

4.D.  Property, Plant and Equipment

CompanyCompany

The Company’s executive offices are located in rented premises of approximately 5,720 sq. ft. at Suite 1100, 808 West Hastings Street, Vancouver, British Columbia Canada V6C 2X4.  The Company began occupying these facilities on May 1, 2005.  Monthly basic rent is $7,700.

1. The Athabasca Basin Uranium Properties

The Athabasca Basin properties are without known reserves and the work being done by Dejour is exploratory in nature. Dejour’s interest in these 15 properties stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Dejour Enterprises has acquired a 100% interest in 50 mineral claims and 4 mineral prospecting permits (“Fifteen Properties”) in the Athabasca Sandstone Basin in Northern Saskatchewan. The properties were acquired by staking (50 claims totaling 192,515 hectares or 475,704 acres) and by permitting (4 permits totaling 138,676 hectares or 342,668 acres).

Location

The fifteen properties are located along the southern and eastern margins of the Athabasca Sandstone Basin east and west of Cree Lake in northern Saskatchewan. They are located anywhere from 280 km to 450 km northwest to northeast of the town of La Ronge. The most easterly property is 80 km northeast of the McArthur River Mine and the most westerly one is 60 km southeast of the former Cluff Lake Mine.

Name Of Property	North Latitude	West Longitude
Maybelle	58°00’	109°57’
Gartner Lake	57°50’	109°40’
R-Seven	57°50’	108°40’
Meanwell	57°35’	108°37’
Sandhill	57°29’	108°00’
Virgin River Trend North	58°00’	106°45’
Virgin River Trend South	57°07’	107°55’
Fleming	57°23’	106°52’
Bozo	57°33	105°39
Hoppy North	57°04’	104°50’
Hoppy South	57°58’	104°45’
Sheila	57°50	104°45’
Umpherville Lake	57°15’	104°15’
Umpherville West	57°54’	104°22’
Thorburn Lake	58°03’	104°21’

Accessibility, Climate, Infrastructure and Physiography

The properties are located 280 km to 450 km northwest and northeast of the town of La Ronge in northern Saskatchewan, Canada. La Ronge is serviced by scheduled commercial airlines and all weather roads. The properties are situated 10km to 70km from all weather gravel roads leading from La Ronge to uranium mines and communities in Northern Saskatchewan.

The climate varies from -50°C in the winter to +30° in the summer. Freeze up begins in late October and breakup occurs in mid to late May. During the period of freeze up – from December to April – accessibility in the area is enhanced by frozen muskegs and lakes.

Access to the properties is normally via float- or ski-equipped aircraft or helicopter. The area can also be reached via winter roads which branch off the gravel roads noted above.

The topography of the area is typical of the Canadian Shield in northern Saskatchewan. Low rounded hills, ridges drumlins and eskers are common, with lakes and muskegs occupying the intervening lowlands. Local relief is less than 50 metres. The elevation is approximately 510m ASL. The area has been glacially scoured, with ice movement from the northeast to southwest. Lakes are often aligned with faults and major structural lineaments. Outcrop exposure is poor, most of the area is covered by glacial drift consisting of morainal and glacio-lacustrine material. The area has mixed stands of jack pine, black spruce (minor trembling aspen and paper birch) with tamarack, willows and alders present in the low wet areas.

History

Dejour’s Properties are situated along the southern and eastern margins of the Athabasca Basin. The Athabasca Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade type of uranium deposit along the eastern edge of the Basin at Rabbit Lake. This marked the beginning of the uranium exploration boom in the Athabasca Basin. Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s(Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca –basement contact.

The basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved were Saskatchewan Mining Development Company, now Cameco Corp, Cogema, and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling. The majority of the work was carried out on the east side of the basin. The exploration work carried out to date on and in the vicinity of Dejour’s has not been exhaustive. New and improved exploration technologies which have been successful in defining anomalies elsewhere In the Athabasca Basin have not been used on Dejour’s properties.

Property Geology

The Dejour properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks. These in turn are overlain by the flat lying late Proterozoic Athabasaca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers. The thickness of the Sandstone varies considerably from property to property. On the Virgin River Trend South property the sandstone has been completely eroded, on the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen properties the sandstone is 100 to 800m thick. On several properties the sandstone is cut by thin diabase dykes. Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle and Gartner properties on the very west side of the Athabasca Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the Dejour properties the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization.

2005 Activities

Since acquiring the properties in 2004 and early 2005 Dejour has concentrated on compiling the historical uranium exploration data. This was done in order to properly assess the work that was done on the properties so as to determine how best to follow up on existing anomalies and to determine which exploration techniques should be used to further explore the properties. Two of the properties, Meanwell and Sandhill have recently been flown with state of the art electromagnetic equipment and results are expected shortly.

During the summer of 2005 Dejour is planning to carry out airborne geophysical surveys on their properties on the west side of the Athabasca Basin to better define basement graphitic horizons. Also planned is lithogeochemical sampling of sandstone boulders in order to define geochemical anomalies which may help define areas of alteration associated with uranium mineralization. Lithogeochemistry has been used with success in the eastern part of the basin.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 12/31/2004, and 12/31/2003 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During Fiscal 2003, Dejour raised $200,000 through the sale of shares.

During Fiscal 2004, Dejour raised $1,950,000 in gross proceeds through the sale of shares.

During Fiscal 2005 to date, Dejour has raised $6,075,000 in gross proceeds through the sale of shares.

Dejour was involved in a reactivation process during Fiscal 2004 as described in ITEM 4. INFORMATION ON THE COMPANY. During Fiscal 2005 to date, Dejour obtained interests in mineral properties located in the Athabasca Basin as described earlier in this document in ITEM 4.D. Property, Plant and Equipment.

Results of Operations

Fiscal 2004 Ended 12/31/2004 vs. Fiscal 2003 Ended 12/31/2003

Dejour had no income during the fiscal year ended 12/31/2004 and minimal income during the fiscal year ended 12/31/2003. Interest from bank deposits for the year ended 12/31/2003 was $465.

The Company’s net loss for the year ended December 31, 2004 was ($392,099) or ($0.04) per share, compared to a net loss of ($76,425) or ($0.02) per share for the year ended December 31, 2003.

During 2004, management successfully reactivated the Company from inactive to Tier 2 Company status at the TSX Venture Exchange. To fund its reactivation efforts, the Company arranged an interim $250,000 bridge loan with Hodgkinson Equity Corporation, a private company wholly owned by Robert Hodgkinson an officer and director of Dejour. The Company paid interest of $2,082 in cash and 200,000 common shares valued at $50,000 as consideration for the bridge loan. Therefore, interest and finance fees increased to $52,000 in 2004 from $15,000 in 2003.

In 2004, the Company completed a non-brokered private placement and raised gross proceeds of $1.95 million. The Company actively looked for projects during Fiscal 2004. As a result of these activities in 2004, management and consulting fees increased from $8,000 to $43,000, and professional fees increased from $21,000 to $79,000. Travel and investor relation expenses increased as well.

In 2004, the Company completed initial drilling on the Golden Prairie Prospect. The poor results obtained from this drilling resulted in the Company writing this property down to nominal carrying value.

Fiscal 2003 Ended 12/31/2003 vs. Fiscal 2002 Ended 12/31/2002

Dejour had no income during the fiscal year ended 12/31/2003 and 12/31/2002 with the exception of minimal interest on its bank deposits. For the year ended 12/31/2003, interest income was $62 and for the year ended 12/31/2002, interest income was $465.

Dejour’s net loss for the year ended December 31, 2003 was ($76,425) or ($0.02) per share, compared to a net loss of ($221,118) or ($0.109) for the year ended 12/31/2002.

The decrease in the net loss for the year ended 12/31/2003 as compared to the net loss for the year ended 12/31/2002 was the result of lower expenses as disclosed below. Dejour wrote off a loan receivable in the amount of $80,000 during the year ended 12/31/2002 and also wrote off the Turtle Bayou oil and gas property in the amount of $12,614 during that year. The loan, which was written off, was to iSecuritas as disclosed in ITEM 4.B BUSINESS OVERVIEW, Historical Corporate Development. The Turtle Bayou oil and gas property was written off because of poor exploratory drilling results.

The only activities that Dejour was involved in during the year ended December 31, 2002 consisted of efforts to regain an active status on the Canadian Venture Exchange. These efforts consisted of raising capital and searching for mineral properties in which it could acquire an interest and subsequently explore. The fund raising efforts consisted of a private placement, which raised $99,900. No mineral properties were acquired during this time.

These activities continued during the year ended 12/31/2003. During this time, Dejour completed one private placement, raising $200,000 and settled debt in the amount of $523,092 thru the issuance of common shares. (Disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.)

Expenses associated with these efforts were $150,731 during the year ended 12/31/2002 and were $100,431 during the year ended 12/31/2003. The decrease of $50,300 was due to a decrease in the interest on long-term debt in the amount of approximately $20,000; a decrease in travel and accommodations in the amount of $6,672; a decrease in management fees in the amount of $11,500; and, a decrease in professional and consulting fees of approximately $27,000.

The decrease in the interest on long-term debt was the result of the debt being retired by the issuance of common shares for debt as described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

The decrease in management fees and also professional and consulting fees resulted from the fact that the Company spent more effort on raising funds than it did on examining potential mineral property acquisitions. Higher professional and consulting fees occur during periods of property investigation, as do higher management fees.

Travel expenses went down simply because management of Dejour did not visit many locations of potential property investments.

Fiscal 2002 Ended 8/31/2002 vs. Fiscal 2001 Ended 8/31/2001

Dejour had no income during the fiscal year ended 12/31/2002 and 12/31/2001 with the exception of minimal interest on its bank deposits. For the year ended 12/31/2002, interest income was $465 and for the year ended 12/31/2001, interest income was $1,520.

Dejour’s net loss for the year ended December 31, 2002 was ($221,118) or ($0.03) per share, compared to a net loss of ($1,890,675) or ($0.34) for the year ended 12/31/2001.

The decrease in the net loss for the year ended 12/31/2002 as compared to the net loss for the year ended 12/31/2001 was primarily the result of three significant write-offs, which occurred during the year ended 12/31/2001. These write-offs totaled $1,515,348. Dejour also incurred write-offs during the year ended 12/31/2002; however, the total amount was $92,615.

As disclosed in ITEM 4. BUSINESS OVERVIEW, Historical Corporate Development, Dejour wrote off its entire investment ($931,886) in iSecuritas during the year ended 12/31/2001. During this year, Dejour also wrote off all of its interests in resource properties because of disappointing exploration results. In addition, Dejour management elected to write off $74,474 of a loan receivable to iSecuritas during the year because they felt it was significantly impaired due to the poor financial condition of iSecuritas. In the following year, Dejour wrote off an additional $80,000 (representing the entire amount of the receivable) because iSecuritas terminated its operations.

Expenses were significantly higher during the year ended 12/31/2001 as compared to the following year because of Dejour’s involvement in iSecuritas during 2001. The involvement with iSecuritas required a higher level of both professional and consulting fees and management fees.

Liquidity and Capital Resources

Fiscal 2004 Ended 12/31/2004

As at 12/31/2004, Dejour had working capital of $1,579,739 as compared to working capital of $118,948 at 12/31/2003. The increase in working capital of $1,460,791 was because of the successful completion of private placements in December 2004. Cash and cash equivalents of $1,592,838 represented the majority of the current asset position at 12/31/2004 and the current liabilities of $51,099 were simply debts incurred in the normal course of business such as monthly rent, current amounts owing for property investigation costs, regulatory and filing fees and travel. None of these liability accounts were past due and were paid as agreed.

During the year ended 12/31/2004, the Dejour issued 6,000,000 common shares for gross proceeds of $1,950,000. All of these shares were issued pursuant to the private placement disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Cash used for Operating Activities during the year ended 12/31/2004 was ($231,807) including the net loss for the fiscal year of ($392,099). The adjustments in the category of items not affecting cash for the fiscal year were a non-cash finance fee of $50,000 which was paid in stock to Robert Hodgkinson for his loan to the Company and $102,016 which involved the impairment of the oil and gas property located in Louisiana. Disclosure pertaining to these two items is found in ITEM 4D. PROPERTY, PLANT AND EQUIPMENT.

Stock based compensation was recorded in the amount of $6,131 for the year ended 12/31/2003 as opposed to nil for the year ended 12/31/2003.

Effective January 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-based compensation and other stock-based payments, released in November 2003, whereby it will be expensing all stock-based compensation awards, made or altered on or after January 1, 2003, on a prospective basis. The standard requires that all new or altered stock based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by employees on the exercise of the options is credited to share capital.

The Company granted 950,000 stock options to directors and employees during the year ended 12/31/2004. No options were granted or outstanding during the year ended 12/31/2003.

Cash Used for Investing Activities during the year ended 12/31/2004 totaled ($102,017) which consisted of expenditures on Dejour’s mineral properties. All of these funds were associated with the Golden Prairie Prospect. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2004, Ended 12/31/2004 vs. Fiscal 2003, Ended 12/31/2003).

Cash Provided by Financing Activities during Fiscal 2004 was $1,796,760 and consisted of the cash received for the issuance of common shares as described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Fiscal 2003 Ended 12/31/2003

As at 12/31/2003, Dejour had working capital of $118,948 as compared to a working capital deficit of ($147,720) at 12/31/2002.  This change in working capital was due primarily to the fact that during the year ended 12/31/2003 Dejour raised $200,000 from the sale of common shares pursuant to the private placement disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Cash used for Operating Activities during the year ended 12/31/2003 was ($92,894) including the net loss the fiscal year of ($76,425).  The only significant adjustment for the year ended 12/31/2003 was the gain on the settlement of debt in the amount of ($23,945). As disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS, the debt was settled through the issuance of common shares.

Cash Used for Investing Activities during the year ended12/31/2003 was nil as Dejour was engaged in reactivation of the Company as described in ITEM 4. INFORMATION ON THE COMPANY, HISTORICAL CORPORATE DEVELOPMENT.

US GAAP Reconciliation

Under Canadian GAAP, it is acceptable to defer mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that the Company is unlikely to pursue exploration activities on the property.  Under U.S. GAAP, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and the Company has the ability and intention to pursue exploitation of these reserves.

Under Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended August 31, 2004, 2003 and 2002.

The Company has adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148.  The method of adoption applied by the Company is permissible under both Canadian and US standards.

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

--- No Disclosure Necessary ---

Critical Accounting Policies

Please refer to Notes to the audited financial statements.

Recent Accounting Pronouncements

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”).  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002.  FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring).  The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity.  FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability is recognized at the date of an entity’s commitment to an exit plan.  This is substantially consistent with the CICA EIC Abstract 135, “Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring).”  The Company is currently assessing the impact of FAS 146 and EIC Abstract 135 on its financial position and results of operations.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees.  FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2003.  FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of a guarantee at inception.  This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees.  The Company does not have any guarantees under these standards.

Variable interest entities

The Financial Accounting Standards Board (FASB) has published a revision to Interpretation 46 (“46R”) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements.  The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation.  Otherwise application of Interpretation 46R (or Interpretation 46) is required in financial statements of public entities that have interests in securities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities, other than small business Companys, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004.  Application by small business Companys to variable interest entities other than special-purpose entities and by nonpublic entities to all types of variable interest entities is required at various dates in 2004 and 2005.  In some instances enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. The Company does not have any interests in variable interest entities, under this standard.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

5/1/2005

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment

Douglas W. Cannaday (1)	President and Director	52	July 14, 2004 (Director) and December 15, 2004 (President)

Lloyd A. Clark	Director	73	February 7, 2005
Charles A. Hodgkinson	Director	52	October 31, 2003
Robert L. Hodgkinson (1)	CEO, Chairman and Director	55	May 18, 2004 (Director) and December 15, 2004 (Chairman and CEO)
Archibald J. Nesbitt (1)	Director	56	November 24, 2004
Mathew H. Wong	Corporate Secretary and Chief Financial Officer	30	July 14, 2004

------------------------------------------------------------------------------

(1)

Member of Audit Committee

______________________________________________________________________________

Douglas W. Cannaday is the President, Chief Operating Officer and a Director of Dejour. He has been an officer since December 15, 2004 and a Director since July 14, 2004. He was the President of an unaffiliated public company, Uranium Power Corp., from 2002 until the end of 2003 when he became affiliated with Dejour. From 1999 until 2004, Mr. Cannaday also worked in Ecuador in the area of placer gold mining. During that time he was the President of Hampton Court Resources Ecuador S.A., a company located in the city of Quito. He has been working in the area of oil and gas exploration and production in both Canada and the United States for the past twenty-five years. He was an Officer and Director of Tod Mountain Development Ltd. Tod Mountain Resorts Ltd. from 1979 until 1992. This is a destination, four-season resort located in Kamloops, British Columbia which is known today as Sun Peaks Resort at Tod Mountain.

Lloyd A. Clark has been a Director of Dejour since February 7, 2005. Dr. Clark has been engaged as an independent Consulting Geological Engineer since 1985. Most of this work consists of general mineral exploration, applied geochemistry, ore deposit models, exploration project and deposit evaluations and compilations for mining companies.  From 1976 until 1984 he was the Chief Geologist and Exploration Manager for an unrelated public company called Cameco. From 1970 until 1976 he was the Senior Research Geologist and Chief of the Geochemical Research and Laboratory Division for Kennecott Exploration Inc., an unrelated public company at their Salt Lake City, Utah location. Dr. Clark received his PhD in Geology from McGill University and his MSc in Geology from the University of Saskatchewan.

Charles A. Hodgkinson is the CEO of AADCO Automotive Inc., a used auto part distribution company trading on the TSX Venture Exchange.  He has over 28 years experience in senior sales and marketing management experience with Rogers Media Inc. and Maclean Hunter Ltd.

Robert L. Hodgkinson has been a Director of Dejour since May 18, 2004 and the Chairman since December 16, 2004. He is the President of a private company called Hodgkinson Equities Corporation, which he established in 1988. His company provides consulting services to emerging businesses in the petroleum resource industry. These consulting services consist of assistance in the areas of administration and capital formation. Mr. Hodgkinson is also a Director of an unrelated private company call AADCO Automotive Inc. (www.aadco.com) AADCO Automotive Inc. is a private company located in Ontario, Canada that is involved in recycling used automobile parts. He is also the Chief Executive Officer of an unrelated closely held corporation called Ocean Biosource Inc., a manufacturer of powdered specialty fish proteins with operation based in Ensenada, Mexico. (www.oceanbiosource.com) In 1989 he founded an oil/gas exploration company called Optima Petroleum Corp. This company was engaged in exploration, development and production of oil and gas. It grew to participation in over 120 wells with revenues in the range of U.S.$100 million. The company is now based in LaFayette, Louisiana and is called Petroquest Energy. (www.petroquestenergy.com)

Archibald J. Nesbitt: Mr. Nesbitt holds an LLB from the University of Western Ontario, and a B.Comm. from Queens University. Mr. Nesbitt’s career in the resource business began with the formation of a prospecting syndicate with his late father John C. Nesbitt in 1966, focusing on the exploration for uranium near Uranium City, Saskatchewan, where 20 years prior, John C. Nesbitt had discovered the Nesbitt Labine and Gunnar Uranium mines.

Mathew H. Wong has been Corporate Secretary and Chief Financial Officer of Dejour since July 14, 2004. Mr. Wong holds the designations of Chartered Financial Analyst (CFA); Certified Public Accountant (CPA) and Chartered Account (CA). He received his Bachelor of Commerce degree in Accounting from the University of British Columbia in 1995. From 1995 until 1998 he was employed by Ernst & Young LLP in their Vancouver, British Columbia office as a Senior Staff Accountant and then as an Analyst for Ernst & Young Corporate Finance Inc. From 2001 until 2004 he was Corporate Accounting Manager for Mitsubishi Canada Limited. At Mitsubishi he managed the accounting functions including, financial statement closings, variance analysis and budgeting for three offices which had over $750 million in sales. His responsibilities at Dejour, includes management of all accounting functions and supervising all regulatory filings in Canada.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 12/31/2004 was $36,530, paid to Mathew H. Wong ($14,030) and Douglas W. Cannaday ($22,500).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Robert L. Hodgkinson, Chief Executive Officer	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mathew H. Wong, Chief Financial Officer	2004 2003 2002	14,030 Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Douglas W. Cannaday, President and Chief Operating Officer	2004 2003 2002	22,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dustin A. Elford, Former President and Chief Executive Officer	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Table No. 7

Stock Option Grants in Fiscal 2004 Ended 12/31/2004 and Fiscal 2005 thru 5/1/2005

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
D. Cannaday	150,000	16%	$0.275	11/24/2004	10/31/2009	$0.275
	150,000	28%	$0.550	02/09/2005	02/08/2008	$0.550
L. Clark	50,000	6%	$0.275	11/24/2004	10/31/2009	$0.275
	100,000	19%	$0.550	02/05/2005	02/08/2008	$0.550
C. Hodgkinson	100,000	12%	$0.275	11/24/2004	10/31/2009	$0.275
R. Hodgkinson			$0.275	11/24/2004	10/31/2009	$0.275
A. Nesbitt	100,000	12%	$0.275	11/24/2004	10/31/2009	$0.275
M. Wong	150,000	16%	$0.275	11/24/2004	10/31/2009	$0.275
	50,000	10%	$0.550	02/09/2005	02/08/2008	$0.550
R. McNair	150,000	16%	$0.275	11/24/2004	10/31/2009	$0.275
	100,000	10%	$0.550	02/09/2005	02/08/2008	$0.550
R. Hodgkinson	94,192	18%	$0.550	02/09/2005	02/08/2008	$0.550
Consultants	200,000	22%	$0.275	11/24/2004	10/31/2009	$0.275
	50,000	6%	$0.550	02/09/2005	02/08/2008	$0.550
	350,000	100%	$0.660	04/15/2005	03/31/2008	$0.660

______________________________________________________________________________

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2004 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2004

Fiscal Year-end Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

No stock options were exercised during Fiscal 2004

_____________________________________  _________________________________________

___________________________________  ___________________________________________

Director Compensation.  The Company had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  1,794,192 stock options have been granted and none were exercised during Fiscal 2004 and thru 5/2/2004. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Robert Hodgkinson, Archibald Nesbitt and Douglas Cannaday.  The Audit Committee met once during the year ended 12/31/2004.

6.D.  Employees

As of 5/1/2005, the Company had no employees, but only independent contractors.

6.E.  Share Ownership

Table No. 7 lists, as of 5/1/2005, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Douglas W. Cannaday (1)	1,115,810	3.2%
Common	Lloyd A. Clark (2)	207,000	0.6%
Common	Charles A. Hodgkinson (3)	292,977	0.8%
Common	Robert L. Hodgkinson (4)	3,994,192	11.6%
Common	Archibald J. Nesbitt (5)	604,500	1.8%
Common	Mathew H. Wong (6)	376,000	1.1%
	Total Directors/Management 5% Holders	6,590,479	28.8%

(1)

Of these shares, 300,000 are represented by currently granted share purchase options and none are represented by currently exercisable share purchase warrants.

(2)

Of these shares, 150,000; are represented by currently granted share purchase options and 17,500 are represented by currently exercisable share purchase warrants.

(3)

Of these shares, 100,000 are represented by currently granted share purchase options and none are represented by currently exercisable share purchase warrants.

(4)

Of these shares, 94,192 are represented by currently granted share purchase options; and none are represented by currently exercisable share purchase warrants.

(5)

Of these shares, 100,000 are represented by currently granted share purchase options and none are represented by currently exercisable share purchase warrants.

(6)

Of these shares, 200,000 are represented by currently granted share purchase options and none are represented by currently exercisable share purchase warrants.

# Based on 25,728,036 shares outstanding as of 5/3/2005

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on 6/22/2004. (A copy of the Company’s Stock Option Plan is included with this document as an exhibit.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) assist the company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for the Company.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Company.  The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 5/1/2005, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date

D. Cannaday	150,000	$0.275	11/24/2004	10/31/2009
	150,000	$0.550	02/09/2005	02/08/2008
L. Clark	50,000	$0.275	11/24/2004	10/31/2009
	100,000	$0.550	02/05/2005	02/08/2008
C. Hodgkinson	100,000	$0.275	11/24/2004	10/31/2009
A. Nesbitt	100,000	$0.275	11/24/2004	10/31/2009
M. Wong	150,000	$0.275	11/24/2004	10/31/2009
	50,000	$0.550	02/09/2005	02/08/2008
R. McNair	150,000	$0.275	11/24/2004	10/31/2009
	100,000	$0.550	02/09/2005	02/08/2008
R. Hodgkinson	94,192	$0.550	02/09/2005	02/08/2008
Consultants	200,000	$0.275	11/24/2004	10/31/2009
	50,000	$0.550	02/09/2005	02/08/2008
	350,000	$0.660	04/15/2005	03/31/2008

Total Officers/Directors	944,192
Total Consultants	850,000
Total Outstanding	1,794,192

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 5/1/2005, the Company’s shareholders’ list showed 25,728,036 common shares outstanding and 1074 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 968 holders of record" resident in Canada, holding 23,628,683 common shares; 91 “holders of record" resident in the USA, holding 1,762,714 common shares; and, 14 holders of record resident elsewhere holding 337,139 common shares.

7.A.3.  Control of the Company  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

During 2004, Dejour reimbursed $29,250 (2003 – nil) to a private company controlled by Robert Hodgkinson, an officer and director of Dejour, for certain out of pocket oil and gas exploration expenditures in the Golden Prairie Prospects paid by his to an unrelated party.

The Company incurred $8,000 in accounting fees to a private company controlled by, Sean McGrath, a former director of the Company (2003 - $10,500).

The Company incurred $22,500 in consulting fees to a private company controlled by, Douglas Cannaday,  a director of the Company (2003 - $10,000).

The Company paid interest of $2,082 in cash and 200,000 shares valued at $50,000 to a company controlled by Robert Hodgkinson, a director as consideration for a $250,000 bridge loan. At December 31, 2004, $6,059 owing to this company for expenses incurred on behalf of the Company is included in accounts payable.

The Company incurred $14,030 in consulting fees to a private company controlled by, Mathew Wong, an officer of the Company (2003 - $NIL).

Accounting Fees

The Company paid accounting fees of $13,000 and $3,500 to Dale Matheson Carr-Hilton LaBonte, Chartered Accounts during the years ended 12/31/2004 and 12/31/2003, respectively.

Indirect Payments to Robert L. Card, President

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.

There have been no transactions since 12/31/2004, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Dale Matheson Carr-Hilton Labonte, Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2004/2003 Ended December 31st

  Fiscal 2002/2001 Ended December 31st

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "DJE".  The Company applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on 07/13/2001.

Table No. 13 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last nine fiscal quarters, and last five fiscal years.

______________________________________________________________________________

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month ended 04/30/05	$0.690	$0.420
Month Ended 03/31/05	$1.000	$0.660
Month Ended 02/28/05	$0.950	$0.500
Month Ended 01/31/05	$0.670	$0.520
Month Ended 12/31/04	$0.620	$0.420
Month Ended 11/30/04	$0.500	$0.240

Fiscal Year Ended 12/31/2004	$0.500	$0.210
Fiscal Year Ended 12/31/2003	$0.330	$0.110
Fiscal Year Ended 12/31/2002	No Trades	No Trades
Fiscal Year Ended 12/31/2001	No Trades	No Trades
Fiscal Year Ended 12/31/2000	No Trades	No Trades

Fiscal Quarter Ended 03/31/2005	$1.000	$0.500
Fiscal Quarter Ended 12/31/2004	$0.620	$0.240
Fiscal Quarter Ended 09/30/2004	$0.280	$0.240
Fiscal Quarter Ended 06/30/2004	$0.270	$0.210
Fiscal Quarter Ended 03/31/2004	$0.315	$0.210
Fiscal Quarter Ended 12/31/2003	$0.330	$0.110
Fiscal Quarter Ended 09/30/2003	No Trades	No Trades
Fiscal Quarter Ended 06/30/2003	No Trades	No Trades
Fiscal Quarter Ended 03/31/2003	No Trades	No Trades

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common, First Preferred and Second Preferred Share Description

Registrar/Common Shares Outstanding/Shareholders

The authorized capital of Dejour consists of three classes of shares: an unlimited number of common shares; an unlimited number of preferred shares designated as First Preferred Shares, issuable in series; and an unlimited number of preferred shares designated as Second Preferred Shares, issuable in series. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

The First Preferred Shares have priority over the Common Shares and the Second Preferred Shares with respect to the payment of dividends and in the distribution of assets in the event of a winding up of Dejour. The Second Preferred Shares have priority over the Common Shares with respect to dividends and surplus assets in the event of a winding up of Dejour.

Computershare Trust Company of Canada (located at 510 Burrard Street, Vancouver, British Columbia Canada V5K 1A1) is the registrar and transfer agent for the common shares.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Table No. 14 lists, as of 5/1/2005, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 5/1/2005, the Company was aware of 116 holders of its 5,881,357 share purchase warrants, 106 of whom were resident in Canada, 5 offshore and 5 in the United States.  These warrants were issued in conjunction with three private placements and the purchase of a total of 9,576,923 common shares.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

12/31/2004	1,500,000	1,500,000	$0.45	N/A	12/31/2005
03/17/2005	4,131,357	4,131,357	$0.80	$0.80	03/17/2007
01/18/2005	200,000	200,000	$0.65	N/A	09/30/2005
01/18/2005	50,000	50,000	$0.65	N/A	09/30/2005

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/31/2004, there were an unlimited number of common shares authorized; an unlimited number of first preferred shares, issuable in series authorized; and, an unlimited number of second preferred shares, issuable in series authorized. At 12/31/2004 there were 15,795,962 common shares issued; no first preferred shares, issuable in series issued; and, no second preferred shares, issuable in series issued.

As of 12/31/2003, there were an unlimited number of common shares authorized; an unlimited number of first preferred shares, issuable in series authorized; and, an unlimited number of second preferred shares, issuable in series authorized. At 12/31/2003 there were 9,595,962 common shares issued; no first preferred shares, issuable in series issued; and, no second preferred shares, issuable in series issued.

As of 12/31/2002, there were an unlimited number of common shares authorized; an unlimited number of first preferred shares, issuable in series authorized; and, an unlimited number of second preferred shares, issuable in series authorized. At 12/31/2002 there were 2,365,037 common shares issued (after 1:3 share consolidation); no first preferred shares, issuable in series issued; and, no second preferred shares, issuable in series issued.

As of 5/3/2005, there were an unlimited number of common shares authorized; an unlimited number of first preferred shares, issuable in series authorized; and, an unlimited number of second preferred shares, issuable in series authorized. At 5/3/2005 there were 25,728,036 common shares issued; no first preferred shares, issuable in series issued; and, no second preferred shares, issuable in series issued.

During the last five years, less than 1% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 8 and Table No. 10.---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2000	Private Placements (1)	10,000,000	$1,500,000
	Exercise of Warrants (1)	2,882,000	$576,400
	Investment in Securities (2)	2,000,000	$1,080,000
Fiscal 2001	None
Fiscal 2002	Private Placement (3)	1,480,000	$99,900
Fiscal 2003	Private Placement (4)	2,000,000	$200,000
	Shares Issued for Settlement of Debt (5)	5,230,925	$523,092
Fiscal 2004	Private Placement (6)	6,000,000	$1,796,760
	For bridge loan financing fee (7)	200,000	$50,000
Fiscal 2005 to date	Private Placement (8)	8,076,923	$5,249,999
	Private Placement (9)	1,000,000	$500,000
	Private Placement (10)	500,000	$250,000

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

10.C.  Material Contracts

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditor for its financial statements for each of the preceding three years was Dale Matheson Carr-Hilton LaBonte, Independent Chartered Accountant.  Their audit report for Fiscal 2004/2003/2002 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 8/31/2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE COMPANY/AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Dale Matheson Carr-Hilton Labonte, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Unaudited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The report of Dale Matheson Carr-Hilton Labonte, Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report, dated February 10, 2005

Consolidated Balance Sheets at December 31, 2004 and 2003.

Consolidated Statements of Earnings (Loss) for the years ended December 31, 2004, 2003, and 2002.

Consolidated Statements of Cash Flows for years ended December 31, 2004, 2003, and 2002.

Consolidated Statements of Retained Earnings (Deficit) for the years ended December 31, 2004, 2003, and 2002.

Notes to Consolidated Financial Statements

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

a.   Consulting Agreement between the Company and 390855 B.C. Ltd dated February 1, 2005.

b.  Consulting Agreement between the Company and 573003 B.C.  dated December 1, 2004.

c.  Amending Letter between the Company and 573003 B.C. dated March 4, 2005.

d.  Consulting Agreement between the Company and David Ian Fry dated April 11, 2005.

e.   Consulting Agreement between the Company and J. Allan McNutt Consulting Inc. dated April 6, 2005.

f.   Consulting Agreement between the Company and K & K Consulting Limited dated May 1, 2005.

g.   Consulting Agreement between the Company and PPasha Design dated April 1, 2005.

h.   Consulting Agreement between the Company and Talisman Capital Consulting dated December 1, 2004.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

Management Information Circular

Form of Proxy

Signature Page

DEJOUR ENTERPRISES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

#

AUDITORS’ REPORT

To the Directors of Dejour Enterprises Ltd.

We have audited the consolidated balance sheets of Dejour Enterprises Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

“Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

February 10, 2005

DEJOUR ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

(In Canadian $)	December 31, 2004	December 31, 2003

ASSETS

CURRENT
Cash (Note 5)	$ 1,592,838	$ 129,902
Prepaids and other	38,000	1,890

	1,630,838	131,792

RESOURCE PROPERTIES (Note 3)	2	1

	$ 1,630,840	$ 131,793

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 51,099	$ 12,844

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	2,726,819	880,059
CONTRIBUTED SURPLUS (Note 6)	6,131	-
DEFICIT	(1,153,209)	(761,110)

	1,579,741	118,949

	$ 1,630,840	$ 131,793

SUBSEQUENT EVENTS (Note 10)

Approved on behalf of the Board

“Robert Hodgkinson”	“Doug Cannaday”
Robert Hodgkinson – Director	Doug Cannaday – Director

The accompanying notes are an integral part of these consolidated financial statements

#

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian $)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

EXPENSES
Office and general	$ 38,850	$ 28,358	$ 25,561
Interest expense and finance fee	52,087	15,074	35,807
Investor relations	12,753	2,767	3,812
Management and consulting fees	42,733	7,500	18,000
Management and consulting fees - non-cash stock-based compensation expense	6,131	-	-
Professional fees	78,643	21,102	48,049
Property investigation costs	10,430	-	-
Regulatory and filing fees	30,991	25,568	12,362
Travel and accommodation	17,465	-	6,675

	290,083	100,369	150,266

LOSS BEFORE THE FOLLOWING	(290,083)	(100,369)	(150,266)
Loss from write-down of investment	-	-	(1)
Write-off of resource properties (Note 3)	-	(1)	(12,614)
Write-off of loan receivable	-	-	(80,000)
Impairment of oil and gas property (Note 3)	(102,016)	-	-
Gain on disposal of portfolio investments	-	-	21,763
Debt forgiveness	-	23,945	-

NET LOSS FOR THE YEAR	(392,099)	(76,425)	(221,118)

DEFICIT, BEGINNING OF YEAR	(761,110)	(684,685)	(463,567)

DEFICIT, END OF YEAR	(1,153,209)	$(761,110)	(684,685)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	9,856,071	3,791,411	2,365,037

BASIC AND DILUTED LOSS PER SHARE	$ (0.04)	$ (0.02)	$ (0.09)

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian $)	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$ (392,099)	$ (76,425)	$ (221,118)
Adjusted for items not involving cash:
- amortization	-	-	971
- write-down of equity investment in iSecuritas	-	-	1
- write-down of loan receivable	-	-	80,000
- gain on disposal of portfolio investments	-	-	(21,763)
- debt forgiveness	-	(23,945)	-
- non-cash finance fee	50,000	-	-
- non-cash stock-based compensation expense	6,131	-	-
- impairment of oil and gas property	102,016	-	-
- write-off of resource properties	-	1	12,614

	(233,952)	(100,369)	(149,295)
Net changes in non-cash working capital items	2,145	7,475	46,340

Net cash flows used in operating activities	(231,807)	(92,894)	(102,955)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of investment	-	-	32,140
Resource properties	(102,017)	-	(12,614)

Net cash flows used in investing activities	(102,017)	-	19,526

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from private placement	1,796,760	200,000	89,910

Net cash flows provided by financing activities	1,796,760	200,000	89,910

INCREASE IN CASH AND CASH EQUIVALENTS	1,462,936	107,106	6,481

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	129,902	22,796	16,315

CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,592,838	$ 129,902	$ 22,796

Supplementary Cash Flow Information – See Note 8

The accompanying notes are an integral part of these consolidated financial statements

#

NOTE 1- NATURE OF OPERATIONS

During 2004, the Company was reactivated to Tier 2 Issuer status on the TSX Venture Exchange (“TSX-V”).  It raised $1,950,000 ($1,796,600 net of finders’ fees) through a non-brokered private placement.  Refer to Note 5.

The Company currently holds interests in two oil and gas properties and has not yet determined if this property contains an economical resource.  The Company recorded these properties at nominal value.  The Company is currently seeking new resource exploration projects of merit.  Refer to Note 10.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as indicated in Note 11, they also comply, in all material respects, with United States generally accepted accounting principles. All amounts in these financial statements are expressed in Canadian dollars.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dejour.com Investment Corp. incorporated in Nevada.  All intercompany transactions are eliminated upon consolidation.

Resource Properties

Mineral properties:

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect recoverable value.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and changes in circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.

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NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con’t)

Resource Properties (con’t)

Oil and gas properties:

The Company follows the full cost method of accounting for its oil and gas operations whereby all cost related to the acquisition of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells, and direct exploration salaries and related benefits.  Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis.  Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technology and industry standards.   The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision accounts as incurred.

The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower of cost or estimated net realizable value of unproved properties.

Loss per Share

The Company uses the treasury stock method for the computation and disclosure of earnings (loss) per share.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments which assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants have been excluded as they are anti-dilutive.

Foreign Currency Translation

The financial statements are presented in Canadian dollars.  Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the year.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.  The significant areas requiring managements estimates relate to the carrying value of the Company’s resource properties and the determination of fair value of stock-based compensation.

Financial Instruments

The Company’s financial instruments consist of cash, and accounts payable and accrued liabilities.  The fair value of the Company’s financial instruments are estimated by management to approximate their carrying values based due to their immediate or short-term maturity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con’t)

Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on futures income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Stock-Based Compensation

Effective January 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-based compensation and other stock-based payments, released in November 2003, whereby it will be expensing all stock-based compensation awards, made or altered on or after January 1, 2003, on a prospective basis.  The standard requires that all new or altered stock based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

The Company has granted stock options to directors and employees as described in Note 6.  No options were granted or outstanding during 2003 and 2002.

Flow-Through Shares

Canadian tax legislation permits an enterprise to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investor rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.  On the date that the Company renounces flow-through expenditures to the investors, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations.

The Company has adopted this accounting policy on a prospective bases effective March 19, 2004 in accordance with CICA Handbook EIC-146.

Risk Management

The Company is engaged primarily in mineral and oil and gas exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.  The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Comparative Figures

Certain of the comparative figures have been restated to conform to the current year’s presentation.

NOTE 3 - RESOURCE PROPERTIES

	2004	2003
Mineral Properties
Quebec	$ -	$ -
		-
Oil and Gas Properties
Golden Prairie Prospects	1	-
Turtle Bayou, Louisiana	1	1
	$ 2	$ 1

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NOTE 3 - RESOURCE PROPERTIES (con’t)

In 2003, the Company wrote off the remaining balance on its Quebec mining claims as they were allowed to lapse.

By agreement dated August 15, 2001 the Company entered into an option to acquire a working interest in the Turtle Bayou #16 well in Terrebonne Parish, Louisiana, from a private company controlled by a director.  The Company determined that the well was not commercially productive and wrote down its investment to a nominal carrying value in 2002, resulting in a loss of $12,614.  Should the Company wish to retain its interest in the well, it will be required to fund its proportionate share of future drilling costs, which are currently not determinable.

In 2004, the Company acquired the rights to participate in an oil and gas exploration joint venture, initially targeting 9.25 sections of prospective Jurassic oil lands known as the Golden Prairie Prospect.  At its option, the Company can extend the joint venture beyond the Golden Prairie Prospect to further cover a total of 288 sections of prospective oil and gas lands referred to as the Fox Project.  The Company may earn a 32.5% interest by reimbursing the vendor for 32.5% of exploration expenditures previously incurred and paying 32.5% of the costs of drilling and completing each development well.  The Company also entered into a farm-out agreement pursuant to which a third party can earn 10% of the 32.5% interest the Company acquires, thereby reducing the Company’s interest to 22.5%.

During the year the Company incurred $119,717 of acquisition and exploration costs on this joint venture and received $51,000 from the farm-out partner of which $17,700 was for reimbursement of the Company’s acquisition cost and $33,300 was on account of the parties share of expenditures incurred during the year.  Included in the $119,717 was $29,250 the Company reimbursed to a private company controlled by a director for the out of pocket acquisition cost paid to an arm’s length party (Note 4).  The Company completed initial drilling on the Golden Prairie Prospects, determined that the well was not commercially productive and wrote down its investment to nominal carrying value which resulted in a loss on impairment of $102,016.  However, at its option, the Company has earned the right to participate up to 50% in the joint-venture beyond the Golden Prairie Prospects to further cover a total of 288 sections of prospective oil and gas lands referred to as the Fox Project, if and when the operator’s exploration technology proves of merit.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parites:

a)

During 2004, the Company reimbursed $29,250 (2003 and 2002 – nil) to a private company controlled by a director for certain out of pocket oil and gas exploration expenditures in the Golden Prairie Prospects paid by the private company to an unrelated party.

b)

The Company incurred $8,000 in accounting fees to a private company controlled by a former director of the Company (2003 - $10,500, 2002 - $6,000).

c)

The Company incurred $22,500 in consulting fees to private company controlled by a director of the Company (2003 and 2002 – nil)

d)

The Company incurred $nil in consulting fees to a former director and a private company controlled by this former director (2003 - $10,000, 2002 - $18,000).

e)

The Company paid interest of $2,082 in cash and 200,000 shares valued at $50,000 to a company controlled by a director as consideration for a $250,000 bridge loan.  Refer to Notes 4 and 6.  At December 31, 2004 $6,059 owing to this company for expenses incurred on behalf of the Company is included in accounts payable.

f)

The Company incurred $14,030 in consulting fees to a private company controlled by an officer of the Company (2003 and 2002 – nil).

g)

At December 31, 2004 $30,000 advanced to a private company controlled by a director for costs to be incurred on behalf of the Company is included in prepaids and other.

h)

Subsequent to the year-end, the Company reimbursed $155,504 to a private company controlled by a director for certain out of pocket uranium exploration expenditures paid by the private company to an unrelated party.

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NOTE 5 - SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued: Balance at December 31, 2001 Common shares issued during 2002: - for cash by private placement at $0.0675	5,615,111 1,480,000	57,067 99,900
Balance at December 31, 2002	7,095,111	156,967

Share consolidation 1:3	(4,730,074)	-
	2,365,037	156,967

Common shares issued during 2003:
- for cash by private placement at $0.10	2,000,000	200,000
- shares for debt at $0.10	5,230,925	523,092

Balance at December 31, 2003	9,595,962	880,059

Common shares issued during 2004:
- for cash by private placement	6,000,000	1,796,760
- for bridge loan financing fee	200,000	50,000

Balance at December 31, 2004	15,795,962	$ 2,726,819

On June 6, 2003 shareholders approved a resolution to complete a 1:3 share consolidation which was effected on October 1, 2003.  The consolidation reduced the number of outstanding common shares from 7,095,111 to 2,365,037 shares.

In October 2003, the Company completed a non-brokered private placement of 2,000,000 common shares at $0.10 per share for total proceeds of $200,000.  Additionally, the Company settled $523,092 in debt via the issuance of 5,230,925 common shares.

In December 2004, the Company issued 3,000,000 flow-through common shares at $0.35 per share, and 3,000,000 common share units at $0.30 per unit.  Each common share unit consisted of one common share and one half of a flow-through share purchase warrant, exercisable at $0.45 per share by December 31, 2005.  As at December 31, 2004, 1,500,000 share purchase warrants were outstanding.  Proceeds from the exercises of flow-through warrants can only be spent on Canadian Exploration Expenditures (“CEE”), as defined in the Canadian Income Tax Act.  Net proceeds from the issuance of flow-through common shares were $966,000, after a finder’s fee of $84,000.  Net proceeds from the issuance of common shares units were $830,760, after a finder’s fee of $69,240.

Under the flow-through share agreement, the Company will renounce by December 31, 2005 $1,050,000 of CEE.  The proceeds from the issuance of flow-through shares can only be spent on CEE.  As of December 31, 2004, the Company spent approximately $108,000 in CEE.  Therefore, approximately $942,000 of cash was not available for general administrative purposes.

During 2004, the Company issued 200,000 common shares, valued at $0.25 per shares to a company controlled by a director as part of the considerations for a $250,000 bridge loan.  Refer to Note 4.

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NOTE 6 – STOCK OPTIONS AND WARRANTS

In November 2004, the Company granted a total of 950,000 options to its insiders, consultants and advisors.  All options vest on a quarterly basis over three years.  The vested options can be exercised to October 31, 2009 to purchase common shares of the Company at $0.275 per share.  The granting of these options will result in a stock based compensation expense of $181,600 being recorded over the vesting period representing the fair value of the options.  In accordance with the new accounting recommendations effective January 1, 2003, the Company is required to expense the fair value of all stock options granted.  The Company determined the fair value of stock options granted during the year using the Black-Scholes option pricing model assuming an expected option life of five years, a risk-free interest rate of 3.0% and an expected volatility of 87%.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2003 and 2002	-	-
Options granted	950,000	$0.275
Options exercised	-	-
Options cancelled and expired	-	-

Balance, December 31, 2004	950,000	$0.275	4.98 years

As at December 31, 2004, 32,100 options were vested resulting in a stock-based compensation expense of $6,131 which has been recorded as contributed surplus.

The following table summarizes information about warrants:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2003 and 2002	-	-
Warrants granted	1,500,000	$0.45
Warrants exercised	-	-
Warrants cancelled and expired	-	-

Balance, December 31, 2004	1,500,000	$0.45	1.00 years

NOTE 7 – INCOME TAXES

The Company has certain deductions and loss carry-forwards which may be available for income tax purposes to reduce future years’ taxable income.  Due to the uncertainty of realization of these loss carryforwards, the benefit is not reflected in the financial statements as the Company has provided a full valuation allowance for the potential future tax assets resulting from these loss carryforwards.

a)

As at December 31, 2004 the Company has Canadian and foreign acquisition, exploration and development expenses amounting to approximately $3,032,000 which, if available, may be used indefinitely to offset future taxable income.

b)

As at December 31, 2004 the Company has non-capital losses carried forward of approximately $2,762,000 which if available may be used to reduce future taxable income and which expire commencing in 2005.

c)

As at December 31, 2004 the Company has capital losses of $6,258,000 which maybe available indefinitely to offset future capital gains.

NOTE 8 – SUPPLEMENTARY CASH FLOW INFORMATION

	2004	2003	2002
Supplemental information relating to non-cash financing activities	$	$	$
Bonus shares issued for bridge loan financing fee	50,000	-	-
Conversion of notes payable to common shares	-	380,000	-
Conversion of accounts payable to common shares	-	143,092	-

Interest paid during the year	2,082	-	-
Taxes paid during the year	-	-	-

NOTE 9 – LEGAL SETTLEMENT

During 1999 a legal action was commenced against the Company alleging breach of contract.  The plaintiff alleged the Company failed to allow the plaintiff to participate in a private placement financing made by the Company in or about March 1999.  The plaintiff was seeking $1,000,000 in damages claiming a lost opportunity to benefit from an increase in the Company’s share price after the private placement.  The Company filed a defence denying liability.  In September 2004, the court dismissed the case and the lawsuit was settled in the Company’s favour.  The plaintiff paid the Company $12,000 for costs.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to the year-end, the Company issued 1,650,000 common shares at $0.50 per share and raised $825,000 through two private placements.  The Company paid finders’ fees of $37,125 in cash and 250,000 in share purchase warrants, exercisable at $0.65 per share before September 30, 2005.

On February 18, 2005, the Company announced it entered into an agreement with Pacific International Securities Ltd., as lead agent (the “Agent”), for a private placement of up to 6 million units, at $0.65 cents per unit for gross proceeds of up to $3.9 million (the “Offering”). In addition the Company has agreed to grant an over allotment option to the Agent to issue up to an additional 2 million units for additional proceeds of up to $1.3 million. Each unit shall consist of one common share and one half of one common share purchase warrant (each whole share purchase warrant, a “Warrant”). Each Warrant shall be exercisable into one additional common share of the Company at an exercise price of $0.80 per common share for a period of two years following closing.

The Company will pay the Agent a commission of 7.0% of the gross proceeds raised, either in units, or in cash from the gross proceeds of the Offering upon closing. The same commission shall be paid to the Agent in connection with any units issued or sold pursuant to the exercise of the over allotment option.

At the closing of the Offering, the Agent will be granted compensation options equal in number to 10.0% of the number of units sold under the Offering including any units sold pursuant to the over allotment option which will entitle the Agent to purchase, at an exercise price to $0.70, one common share and one half of one non-transferable common share purchase warrant.  The compensation options may be exercised at any time and from time to time for a period of two years following the date of closing. Each whole warrant will be exercisable into one common share for a period of two years following the Closing Date at an exercise price of $0.85.

Use of funds will primarily be for further development of the Company’s uranium properties, exploration programs for properties in Saskatchewan’s Athabasca Basin and for working capital purposes.

Subsequent to the year-end, the Company engaged contractors to acquire claims and permits in Saskatchewan Athabasca Basin for uranium exploration.  Total spent on acquisitions and exploration expenses, including deposits advanced were $448,005.

In February 2005, the Company granted, subject to TSX-V approval, 569,162 options to its insiders and consultants.  All options vest on a quarterly basis over three years.  The vested options can be exercised to February 8, 2008 to purchase common shares of the Company at $0.55 per share.

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of US GAAP requires mineral property acquisition, exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has expensed all mineral property acquisition, exploration and land use costs for US GAAP purposes.  For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation

The Financial Accounting Standards Board (“FASB”) in the US issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

Under US GAAP stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2003. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2002.

In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  SFAS No. 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."  Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 or December 15, 2005 for small business issuers.

The Company anticipates that upon adoption of SFAS No.123(R) there will be no material difference between stock compensation as determined under US GAAP versus that determined under Canadian GAAP.

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11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

To December 31, 2004, the Company only granted stock options to consultants and did not grant any stock options to employees.

(c)

Income taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(d)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2004, 2003 and 2002, comprehensive loss equals the loss for the year.

(e)

Exploration stage company

Pursuant to US GAAP, the Company would be considered a exploration stage company as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(f)

Statements of cash flows

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

Recent accounting pronouncements

(g)

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104), which supersedes SAB 101, "Revenue Recognition in Financial Statements."  The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables."  While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104.  The adoption of SAB 104 did not have a material impact on the Company's financial position or results of operations.

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11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(h)

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletins ("ARB") No. 51, Consolidated Financial Statements ("FIN 46").  FIN 46 applies immediately to variable interest entitles created after January 31, 2003, and in the first interim period beginning after June 15, 2003 for variable interest entities created prior to January 31, 2003.  The interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity.  The interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.  Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed.  The adoption of FIN 46 did not have a material effect on the Company's financial position or results of operations.  In December 2003, the FASB issued FASB Interpretations No. 46 (Revised December 2003) Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46R”).  FIN 46R is an update of FIN 46 and contains different implementation dates based on the types of entities subject to the standard and based on whether a company has adopted FIN 46.  The adoption of FIN 46R did not have a material impact on the Company's financial position or results of operations.

(i)

In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R). See the discussion of its implications above.

(j)

Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows are summarized as follows:

(i)	Assets
		December 31,	December 31,
		2004	2003
	Total assets, under Canadian GAAP	$ 1,630,840	$ 131,793

	Total assets, under US GAAP	$ 1,630,840	$ 131,793

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11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(ii)	Deficit
		December 31,	December 31,
		2004	2003

	Deficit, under Canadian GAAP	$ (1,153,209)	$ (761,110)

	Deficit, under US GAAP	$ (1,153,209)	$ (761,110)

(iv)	Net loss for the year
Years ended December 31,
		2004	2003	2002

	Net loss for the year, under Canadian GAAP	$ (392,099)	$ (76,425)	$ (221,118)
	Net loss for the year, under US GAAP	$ (392,099)	$ (76,425)	$ (221,118)

(v)	Cash used in operating activities
		Years ended December 31,
		2004	2003	2002

	Cash used in operating activities, under Canadian GAAP	$ (231,807)	$ (92,894)	$ (102,955)
	Interest in unproven resource properties	(102,017)	–	(12,614)
	Cash used in operating activities, under US GAAP	$ (333,824)	$ (92,894)	$ (115,569)

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(vi)	Cash used in investing activities
		Years ended December 31,
		2004	2003	2002

	Cash used in investing activities, under Canadian GAAP	$ (102,017)	$ –	$ 19,526
	Interest in unproven mineral properties	102,017	–	12,614
	Cash used in investing activities, under US GAAP	$ –	$ –	$ 32,139

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

Registrant

Dated: May 20, 2005	Signed: /s/ Robert L. Hodgkinson

Robert L. Hodgkinson, Chairman & CEO

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